writer’s direct dial:	(302) 426-2806
telecopy:	(302) 426-3555
email:	kbelohoubek@doverdowns.com

May 26, 2006

Via EDGAR

CORRESP

and Regular Mail

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

Re:	Dover Downs Gaming & Entertainment, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2005
Filed March 9, 2006
SEC File Number 001-16791

Dear Ms. Cvrkel:

Thank you for your comment letter dated May 17, 2006.

Our response to your comment letter follows. For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

Annual Report on Form 10-K for the year ended December 31, 2005

Consolidated Statements of Operations, page 34

1.               We note that you have reflected a gain on sale of a shopping center as a component of other income (expense). Please revise to reflect these gains as a component of operating income or explain why you do not believe this is required. Refer to the guidance outlined in paragraphs 25 and 45 of SFAS No. 144 and footnote 68 to SAB Topic 13.

As we have discussed briefly with Heather Tress, Division of Corporate Finance, our reflection of the gain on sale of a shopping center as a component of other income was done after much analysis as well as consultation with our independent registered public accounting firm, KPMG LLP. The current presentation was also discussed with our Audit Committee. While we agree that the accounting treatment being proposed by the SEC is appropriate, we believe that our more conservative presentation is also appropriate and provides for more meaningful disclosure in our situation.

In formulating our response below, we have reviewed the guidance to which you refer, namely SFAS No. 144 and SAB Topic 13. We have also considered SAB 99.

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

May 26, 2006

We believe the manner in which the shopping center was acquired, utilized and then sold is helpful in understanding our reasoning. The shopping center was contributed to the Company at the time of our spin-off from Dover Motorsports, Inc. in 2002. It consisted of a former Lowe’s home improvement store situated on 7.7 acres. The building sat vacant for several years while we contemplated whether it would have any use to us in connection with our casino and hotel operations. It never became part of our core operations. Due to interest expressed in the property by others, the building was leased to three “Big Box” tenants (Office Depot, Michael’s and Best Buy) with the third tenant’s lease commencing midway through 2005. Shortly thereafter, due to an extremely favorable real estate market, we decided upon an opportunistic sale of the property and realized a considerable gain by doing so. The closing took place in December of 2005.

As we have observed in our conversations with the Staff, the financial results of this property prior to its sale were not material to the Company and they were appropriately included in other operating revenues and expenses. However, the gain on sale of the property was material, which led us to conclude that including the gain within operating earnings would distort operating earnings for the readers of our financial statements.

When we prepared our 2005 financial statements we did not believe that including the gain on sale in operating earnings would be the preferred presentation. We decided to show the gain as a separate line item immediately below operating earnings and disclose the transaction in the footnotes to the financial statements and in management’s discussion and analysis of financial condition and results of operations so that the user of our financial statements would have a clearer picture of operating earnings from our core operations and the trend of those earnings. To include the gain on the sale of the property in operating earnings would unnecessarily inflate our operating earnings for 2005 and could easily confuse users of our financial statements. We opted for the more conservative treatment and the treatment which we believed would be more understandable to the reader.

We would ask the Staff to consider that the change being proposed would only move a single line item on our consolidated statement of earnings and comprehensive earnings. “Gain on sale of shopping center” is directly beneath “Operating earnings” as presented. It would move directly above “Operating earnings” as proposed and add almost $6 million to our operating earnings. There would be no other impact to the face of the earnings statement. Pretax earnings, net earnings, earnings per share, cash flows, laws and regulations, compensation, analysts’ estimates and loan covenants would all be unaffected.

The users of our financial statements would not be provided any additional information by the change in presentation being proposed. All the information necessary to assess our financial condition and results of operations was provided. We presented the information in the manner we concluded would be most meaningful to our investors. We would respectfully submit that making the change being proposed would not offer any additional insights into our financial statements and might actually confuse many stockholders.

Finally, we would respectfully submit that where we physically display the gain on the face of our earnings statement is not material. We have reviewed SAB 99 and have concluded that the classification of the gain would not impact the reader’s assessment of our financial condition and results of operations, particularly since (a) the gain would be shown as a separate line item under either manner of presentation, and (b) the gain was unrelated to our core operations.

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

May 26, 2006

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response:

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.

•                  Staff comments or changes to disclosure in response to staff comments in the Form 10-K reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (302) 475-6756 if you have any questions regarding the above or require any additional information.

Thank you.

Very truly yours,

/s/ Klaus M. Belohoubek
Klaus M. Belohoubek
Senior Vice President-General Counsel

KMB/lal